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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

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GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 7.8% FOR THE MONTH OF SEPTEMBER

Guadalajara, Jalisco, Mexico, October 5, 2017 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of September 2017, compared to traffic figures for September 2016.

During September 2017, total terminal passengers increased 7.8% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 8.9%, while international passenger traffic increased by 5.8%.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

*Passengers in Tijuana who use CBX in both directions are classified as international

Events for the Period:

  Seats and Load Factors: In September 2017, GAP registered an 8.0% increase in the number of seats available compared to September 2016. Load factors for the month decreased by 0.1 percentage points, from 76.5% in September 2016 to 76.4% in September 2017.

  New Routes:
o	Mexicali to Hermosillo: TAR
o	Guadalajara to Tampico: TAR

•         Tropical Storm Lidia: As a result of Tropical Storm Lidia passing through the Pacific region of Mexico, the Los Cabos, La Paz and Los Mochis airports reported operating impacts from August 30 to September 2. As a result, 15,980 seats that were previously scheduled for September (12,600 for Los Cabos, 2,400 for La Paz and 980 for Los Mochis) did not operate. The 3 airports suffered minimal infrastructure damages, and are currently operating at 100%.

•         Hurricane Harvey: Hurricane Harvey struck the state of Texas at the end of August 2017, causing airport closures in Houston (Intercontinental and Hobby). To date, this closure has affected 14,500 previously-programmed seats, which were canceled as a result of the weather phenomenon (7 of the Company's airports, which currently operate flights to Houston on a regular basis, were affected).

•         Hurricane Irma: As a precaution against the arrival of Hurricane Irma to Florida (between September 8 -12), airports in the state of Florida suspended air operations. Specifically, all flights to and from Fort Lauderdale, Miami, and Orlando were canceled on September 8, 9, and 10. As a result of these cancellations, a total of 5,080 seats (1,070 in Guadalajara and 4,010 in Montego Bay) that had been previously scheduled within our network, did not operate.

•         Air Traffic Control Systems in Jamaica: On the evening of September 8, the Kingston Air Traffic Control Center was struck by lightning, resulting in total data and communications systems failure. This caused all air operations to be suspended at Jamaica's airports; operations were reestablished, on a partial basis between 6 am and 7 pm of September 10. As a result, 2,660 seats did not operate at the Montego Bay Airport.

•         Excluding the above circumstances, the increase in total traffic for the Company would have been of approximately 30,000 passengers, equivalent to a 1.2 percentage point increase.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: October 5, 2017